April 24, 2012

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation (the “Company” or “Anadarko”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 21, 2012

File No. 1-08968

Dear Mr. Horowitz:

We are providing the following responses to the comment letter dated April 16, 2012, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-K for the Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2011 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the 2011 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz

United States Securities and Exchange Commission

April 24, 2012

Form 10-K for Fiscal Year Ended December 31, 2011

Oil and Gas Properties and Activities, page 3

PUDs Conversion, page 12

1.	We note you converted approximately 23% of your total December 31, 2010 proved undeveloped (“PUD”) reserves to developed status during the fiscal year ended December 31, 2011. Your disclosure states that the majority of PUD reserves were converted as a result of ongoing development activities in the Rockies and the Southern and Appalachia Region. It appears that the majority of the PUD reserves conversions discussed in your filing pursuant to Item 1203 of Regulation S-K relate to oil and natural gas liquids. Please provide us with supplemental information regarding the rate at which your natural gas PUD reserves were converted into proved developed reserves during the fiscal year ended December 31, 2011 along with a comparison to historical conversions rates for your natural gas PUD reserves.

Response: In 2011, the Company converted 380 Bcf, or 18%, of the total year-end 2010 natural gas PUDs reserves to developed status. Approximately 96% of natural gas PUDs conversions occurred in onshore U.S. assets and the remaining 4% in Gulf of Mexico assets. In 2010, the Company converted 287 Bcf, or 15%, of the total year-end 2009 natural gas PUDs reserves to developed status. Approximately 97% of natural gas PUDs conversions occurred in onshore U.S. assets and the remaining 3% in Gulf of Mexico assets. In 2009, the Company converted 333 Bcf, or 17%, of the total year-end 2008 natural gas PUDs reserves to developed status. Approximately 90% of natural gas PUDs conversions occurred in onshore U.S. assets and the remaining 10% in Gulf of Mexico assets. The percentage of proved reserves that are developed is illustrated by the graph below for all products combined and for natural gas only.

Mr. Ethan Horowitz

United States Securities and Exchange Commission

April 24, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 — Deepwater Horizon Events, page 97

Remaining Liability Outlook, page 102

2.	We note your disclosure stating that you do not believe that any remaining Deep Water Horizon event-related liabilities for potential fines and penalties, shareholder claims, and certain other claims, individually or in the aggregate, will have a material impact on your consolidated financial position, results of operations, or cash flows. Please tell us how you were able to reach this conclusion in light of other related statements made in your filing. For example, you state on page 99 of your filing that you cannot estimate the amount of any potential penalty under the Clean Water Act and on page 102 of your filing that you cannot reasonably estimate a range of any potential losses with regard to civil litigation damage claims.

Response: The Company continues to believe that any remaining Deepwater Horizon event-related liabilities for potential fines and penalties, shareholder claims, and certain other claims, individually or in the aggregate, will not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Mr. Ethan Horowitz

United States Securities and Exchange Commission

April 24, 2012

The Company’s inability to estimate potential losses arising as a result of Clean Water Act (CWA) fines and penalties is based on the preliminary status of the United States’ CWA claims against the Company, and the subjective nature of CWA penalty assessments and settlements. However, the Company’s inability to formulate a meaningful monetary range of potential loss does not preclude the Company from considering other qualitative factors to support its conclusion as to the materiality of a potential CWA penalty assessment. As set forth in the Company’s disclosure in the 2011 Form 10-K, CWA penalties are subjective and largely fault-based penalties. The company considers these factors, along with prior decisions by the Louisiana district court holding that the Company bears no culpability for the BP oil spill, to be significant in reaching the conclusion that any potential CWA penalty would not be material.

With respect to civil litigation damages, the Company’s disclosure includes a discussion regarding potential losses arising in connection with Multidistrict Litigation No. 2179 (MDL), as well as potential losses resulting from shareholder claims. As the Company’s disclosure on page 101 of the 2011 Form 10-K states, Anadarko is indemnified by BP against MDL-related damage assessments. As a result of this indemnification and the Company’s assessment as to BP’s ability to fulfill any potential indemnity obligation, the Company concluded that potential losses from the MDL would not be material to the Company’s results.

With respect to shareholder claims, the Company considers the plaintiffs’ inability to specify the amount of compensatory damages, the merits of the plaintiffs’ claims, and the Company’s applicable directors and officers liability insurance coverage significant qualitative factors supporting the Company’s conclusion that potential losses arising as a result of shareholder claims would not be material.

Note 6 — Properties and Equipment, page 104

Suspended Exploratory Drilling Costs, page 105

3.	We note that capitalized exploratory well costs that are pending the determination of proved reserves for your United States onshore and offshore operations increased by approximately $91 million during the fiscal year ended December 31, 2011. We also note that the number of exploration wells suspended or waiting on completion for your operations in the United States increased from 44 net wells as of December 31, 2010 to 66 net wells as of December 31, 2011. Please tell us about the relationship between the number of suspended exploration wells related to your operations in the United States and suspended well costs incurred during the fiscal year ended December 31, 2011. With your response, please tell us how many of your exploration wells have been suspended for a period greater than one year.

Response: The population of wells disclosed in the “wells suspended or waiting on completion” table included on page 17 of the 2011 Form 10-K is not the same population

Mr. Ethan Horowitz

United States Securities and Exchange Commission

April 24, 2012

of wells that supports the amount of suspended exploratory drilling costs on page 105 of the 2011 Form 10-K.

The Company’s disclosure of the number of exploration “wells suspended or waiting on completion” on page 17 includes the following types of wells whose associated costs are not included as suspended well costs on page 105:

a.	exploration wells where drilling is completed but other activities, such as hydraulic fracturing, must occur before it can be determined whether hydrocarbons were encountered;

b.	exploration wells where drilling operations have been temporarily suspended and the Company intends to continue drilling that well in the future; and

c.	exploration wells in areas where reserves were subsequently determined to be proved, but the drilling of the well is temporarily suspended or awaiting completion.

The dollar amount of suspended exploratory drilling costs disclosed on page 105 of the 2011 Form 10-K includes costs associated with wells where drilling is completed and hydrocarbons were encountered and activities are occurring to determine whether the discovery can be converted to proved reserves. However, if further drilling or completion activities are planned for this type of well, the well will also be reported as a component of the “wells suspended or waiting on completion” disclosed on page 17 of the 2011 Form 10-K. In the Company’s Form10-K for the year ended December 31, 2012, we will clarify the types of wells that are included in “wells suspended or waiting on completion” in order to avoid confusion.

At December 31, 2011, suspended exploratory drilling costs disclosed on page 105 of the 2011 Form 10-K included $343 million related to 65 gross wells in the United States. Thirteen of these exploration wells, with total combined costs of $247 million, have been suspended for a period of greater than one year as of December 31, 2011, of which ten are located offshore or in Alaska and have a total combined cost of $243 million. All project costs suspended for longer than one year were primarily suspended pending the completion of economic evaluations including, but not limited to, results of additional appraisal drilling, facilities, infrastructure, well-test analysis, additional geological and geophysical data, development plan approval, and permitting.

Note 16 — Contingencies, page 123

Tronox Litigation, page 124

4.	We note that you have concluded that you do not consider a loss related to the Securities Case described in your filing to be probable. Your disclosure also states that it is reasonably possible that your assessment as to the potential loss related to this matter could change. Please tell us how you considered disclosing an estimate of the possible loss or range of loss related to this matter. Refer to FASB ASC 450-20-50-4b and 450-20-50-5.

Mr. Ethan Horowitz

United States Securities and Exchange Commission

April 24, 2012

Response: As disclosed in the 2011 Form 10-K, the Company’s probability-of-loss assessment considered that there had been no class certification by the court, no fact discovery had occurred, and no dispositive motions had been filed by the litigants. The Company also considered these factors significant in concluding that it could not formulate a reasonable estimate of the possible loss or range of loss related to the Securities Case. In future filings and in order to avoid possible confusion, the Company will endeavor to make explicit statements regarding its ability to estimate a potential range of loss in accordance with FASB ASC 450-20-50-4b.

Subsequent to the filing of our 2011 Form 10-K, the Company reached a tentative financial settlement in this matter, subject to approval by the court. The tentative settlement amount will be funded directly by the respective insurers for Tronox, Anadarko, and Kerr-McGee. As a result, offsetting gains and losses have been recorded in the first quarter 2012 to reflect the impact of the tentative settlement of the Securities Case. The Company will disclose these developments in its Form 10-Q for the quarter ended March 31, 2012.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee

Christopher O. Champion, KPMG LLP

David P. Oelman, Vinson & Elkins L.L.P.

D. Alan Beck, Jr., Vinson & Elkins L.L.P.